TRANSGLOBE ENERGY CORPORATION
Suite 2500, 605 - 5th Avenue S.W.
Calgary, Alberta T2P 3H5
Tel: (403) 264-9888
Web site: www.trans-globe.com

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 11, 2010

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the Annual General and Special Meeting of shareholders (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company") will be held in the Viking Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on Tuesday, May 11, 2010, at 3:00 p.m. (Calgary time), for the following purposes:

(a)	to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2009 and the Auditors' Reports thereon;

(b)	to fix the number of directors of the Company at seven (7);

(c)	to elect the directors of the Company for the ensuing year;

(d)	to appoint Deloitte & Touche LLP as auditors of the Company and to authorize the directors to fix their remuneration;

(e)	To approve all unallocated options under the Company's option plan; and

(f)	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is March 29, 2010. Shareholders of the Company whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder's shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Transfer Agent and Registrar of the Company c/o Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

2

The persons named in the enclosed form of proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to the Transfer Agent and Registrar at (403) 265-1455.

DATED at Calgary, Alberta this 25th day of March, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Ross G. Clarkson"
President and Chief Executive Officer

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT PROXY CIRCULAR
For the Annual General and Special Meeting of Shareholders to be held on May 11, 2010

This Management Proxy Circular ("Information Circular") is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual General and Special Meeting of shareholders (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company"), to be held in the Viking Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 11, 2010 at 3:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at March 25, 2010.

No person has been authorized by the Company to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

This Information Circular, the accompanying Notice of Meeting, the Company's annual report and the form of proxy are expected to be mailed to registered shareholders on or before April 12, 2010. The Company's common shares are registered with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act"), and the issued and outstanding common shares of the Company are listed and posted for trading on the OMX Global Select Market of the National Association of Securities Dealers' Automated Quotation ("NASDAQ") system. The Company is a "foreign private issuer" as defined in SEC Rule 3b-4, and is therefore exempt from the proxy formatting and filing requirements of the 1934 Act. This Information Circular complies with the Canadian requirements for Information Circulars.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this Information Circular, unless otherwise indicated, are stated in United States currency. The Company has adopted the U.S. dollar as the functional currency for its consolidated financial statements. The exchange rates for the period average and end of period for the U.S. dollar in terms of Canadian dollars ("C$") as reported by the Bank of Canada were as follows for each of the years ended December 31, 2009, 2008 and 2007:

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
End of Period	C$1.0466	C$1.2246	C$0.9913
Period Average	C$1.1420	C$1.0671	C$1.0740

GENERAL PROXY INFORMATION

General Meeting Requirements

The board of directors of the Company has fixed the record date for the Meeting at the close of business on March 29, 2010 (the "Record Date"). The Company will prepare, as of the Record Date, a list of shareholders entitled to receive the Notice of Meeting and showing the number of Common Shares held by each such shareholder ("Shareholder"). A Shareholder of the Company named in the list is entitled to vote the Common Shares shown opposite such Shareholder's name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors, officers and employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The Company has made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Company's expense, to unregistered Shareholders (beneficial Shareholders) of the Company who have advised their broker or intermediary that they wish to receive such material. In addition, the Company asks banks and brokers in the United States to forward copies to persons for whom they hold Common Shares of the Company and request authority for execution of the proxies. The Company will reimburse the banks and brokers for their reasonable out-of-pocket expenses in doing so.

Appointment of Proxies

The persons named as proxy holders in the accompanying form of proxy are directors and/or officers of the Company and were designated by the management of the Company. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless a properly completed proxy form is received at the office of the Company's Transfer Agent and Registrar, Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, fax number (403) 265-1455 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time for holding the Meeting, or adjournment thereof.

Revocation of Proxies

A registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to the Calgary office of Olympia Trust Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many public Shareholders of the Company, as a substantial number of the public Shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge"). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders registered as of the Record Date on the Company's Shareholder list maintained by the Company's Registrar and Transfer Agent unless specifically stated otherwise.

Voting of Proxies

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend on a ballot to vote such Common Shares FOR all of the resolutions described herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented at the Meeting.

Voting Securities and Quorum

The Common Shares are entitled to one vote each, and the number outstanding as of the date hereof is 65,446,639 Common Shares. Only Shareholders of record by 4:30 p.m. (Calgary time) on March 29, 2010, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Common Shares voted at the Meeting.

The presence in person or by proxy of at least two persons entitled to vote is necessary to convene the Meeting. Each resolution that will be placed before the Meeting will either be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution, or a special resolution requiring for its approval three quarters of the votes cast in respect of the resolution.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, Shareholders will receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2009 and the auditors' reports on such statements.

Fixing the Number of Directors

At the Meeting, Shareholders will be asked to fix the number of directors for the present time at seven (7), as may be adjusted between Shareholders' meetings by way of resolution of the board of directors of the Company. Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of directors to be elected at the Meeting at seven (7).

Election of Directors

The directors of the Company are elected annually and hold office until the next annual meeting of Shareholders or until their successors are appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for the nominees of management listed below. Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies in the election of directors is withheld.

The persons named in the following table are management's nominees to the board of directors. All of Messrs. Halpin, Clarkson, Herrick, Noyes, Chase, Dyment and Guidry are ordinarily resident in Canada.

The names and places of residence of the persons either nominated for or presently holding office as directors, the number of Common Shares beneficially owned, controlled or directed, directly or indirectly, the period served as director and the principal occupation during the last five years of each are as follows:

Name, Place of Residence and Position with the Company	Number of Common Shares Beneficially Owned or Controlled	Date First Appointed	Principal Occupation

Robert A. Halpin(1)(3)(4) Alberta, Canada Chairman of the Board and Director	653,000(5)	March 21, 1997	Retired Petroleum Engineer, formerly Vice President, International Exploration of Petro-Canada with 50 years' experience in the petroleum industry

Ross G. Clarkson Alberta, Canada President, CEO and Director	2,168,340(6)	October 11, 1995	President and Chief Executive Officer of the Company since December 4, 1996, with over 30 years' oil and gas industry experience in exploration and development.

Lloyd W. Herrick Alberta, Canada Vice-President, COO and Director	657,804(7)	April 28, 1999	Vice-President and Chief Operating Officer of the Company since April 28, 1999, with over 30 years' experience in both domestic and international oil and gas exploration and development.

Erwin L. Noyes(2)(3)(4) British Columbia, Canada Director	148,347(8)	October 11, 1995	Retired since July 31, 2000; formerly Vice-President, International Operations of the Company, with over 30 years' experience in the oil and gas industry.

Geoffrey C. Chase(1)(3)(4) Alberta, Canada Director	77,500(9)	August 11, 2000	Retired Senior Vice-President, Business Development, with Ranger Oil Limited, with over 35 years' experience in the oil and gas industry.

Name, Place of Residence and Position with the Company	Number of Common Shares Beneficially Owned or Controlled	Date First Appointed	Principal Occupation

Fred J. Dyment(1)(2)(3) Alberta, Canada Director	50,000(10)	February 10, 2004

Chartered accountant with over 30 years' experience in the oil and gas industry. Previously President and Chief Executive Officer, Maxx Petroleum Company (2000- 2001). Prior thereto Controller, Vice President Finance and then President and Chief Executive Officer of Ranger Oil Limited from 1978-2000.

Gary S. Guidry(1)(2)(4) Alberta, Canada	Nil(11)	October 6, 2009

Petroleum engineer with over 30 years' experience in the oil and gas industry. President and CEO of Sprott Resource Corp. Previously CEO of Tanganyika Oil Company Ltd; Prior thereto President and CEO of Calpine Natural Gas Trust, Senior Vice President and subsequently President of Alberta Energy Company International, and President and General Manager of Canadian Occidental Petroleum’s (now Nexen Inc.) Nigerian operations.

Notes:

(1)	Member of the Company's Audit Committee.
(2)	Member of the Company's Compensation Committee.
(3)	Member of the Company's Governance and Nominating Committee.
(4)	Member of the Company's Reserves Committee.
(5)

Mr. Halpin also holds incentive stock options to purchase 151,900 Common Shares consisting of: options to purchase 54,000 Common Shares at C$6.03 per share expiring December 5, 2010, to purchase 18,900 Common Shares at C$4.27 per share expiring June 8, 2012, to purchase 21,000 Common Shares at C$4.93 per share expiring May 13, 2013 and to purchase 58,000 Common Shares at C$2.78 per share expiring November 13, 2013.

(6)

Mr. Clarkson also holds incentive stock options to purchase 686,800 Common Shares consisting of: options to purchase 66,000 Common Shares at C$6.03 per share expiring December 5, 2010, to purchase 136,000 Common Shares at C$4.27 per share expiring June 8, 2012, to purchase 136,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 228,800 Common Shares at C$2.78 per share expiring November 13, 2013 and to purchase 120,000 Common Shares at C$3.40 per share expiring August 21, 2014.

(7)

Mr. Herrick also holds incentive stock options to purchase 585,000 Common Shares consisting of: options to purchase 66,000 Common Shares at C$6.03 per share expiring December 5, 2010, to purchase 104,000 Common Shares at C$4.27 per share expiring June 8, 2012, to purchase 120,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 195,000 Common Shares at C$2.78 per share expiring November 13, 2013, and to purchase 100,000 Common Shares at C$3.40 per share expiring August 21, 2014.

(8)

Mr. Noyes also holds incentive stock options to purchase 222,900 Common Shares consisting of: options to purchase 54,000 Common Shares at C$6.03 per share expiring December 5, 2010, to purchase 16,500 Common Shares at C$4.27 per share expiring June 8, 2012, to purchase 18,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 74,400 Common Shares at C$2.78 per share expiring November 13, 2013 and to purchase 60,000 Common Shares at C$3.40 per share expiring August 21, 2014.

(9)

Mr. Chase also holds incentive stock options to purchase 177,900 Common Shares consisting of: options to purchase 54,000 Common Shares at C$6.03 per share expiring December 5, 2010, to purchase 16,500 Common Shares at C$4.27 per share expiring June 8, 2012, to purchase 18,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 59,400 Common Shares at C$2.78 per share expiring November 13, 2013 and to purchase 30,000 Common Shares at C$3.40 per share expiring August 21, 2014.

(10)

Mr. Dyment holds incentive stock options to purchase 198,100 Common Shares consisting of: options to purchase 54,000 Common Shares at C$6.03 per share expiring December 5, 2010, to purchase 18,000 Common Shares at C$4.27 per share expiring June 8, 2012, to purchase 20,100 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 66,000 Common Shares at C$2.78 per share expiring November 13, 2013 and to purchase 40,000 Common Shares at C$3.40 per share expiring August 21, 2014.

(11)	Mr. Guidry holds stock options to purchase 120,000 Common Shares consisting of: options to purchase 120,000 Common Shares at C$3.77 per share expiring October 5, 2014.

Robert A. Halpin, P. Eng.

Mr. Halpin brings to the Company 50 years' experience in the petroleum industry worldwide as a self-employed consultant (1993 to present); as Vice-President of International Exploration & Production with Petro-Canada of Calgary, Alberta and in similar positions with Trend International Ltd., of Denver, Colorado; Saga Petroleum A.S. of Oslo, Norway; Amerada Hess Corporation and American Independent Oil Company, both of New York; Chevron Canada Ltd. in Saskatchewan and Manitoba and Mobil Oil Corporation in New York, Libya and Alberta. He has served as a director of the Company since March 1997 and Chairman since January 1999.

Ross G. Clarkson, P. Geol., ICD.D

Mr. Clarkson was appointed President and Chief Executive Officer of the Company on December 4, 1996 and has served as a director of the Company since October 1995. He was formerly employed as a senior geological advisor with Petro-Canada; as Resident Manager of Petro-Canada (Yemen) Inc.; Senior Project Geologist with Canadian Occidental Petroleum Ltd., now Nexen Inc., in Yemen and supervisor of international exploration/geologist with Ranger Oil Limited, giving him over 30 years of domestic and international oil and gas exploration experience. His international familiarity extends to numerous countries on all continents. Ross Clarkson may be considered to be a "promoter" of the Company as defined under securities laws in that he took the initiative in substantially reorganizing the Company in 1997 and 1998.

Lloyd W. Herrick, P.Eng., ICD.D

Mr. Herrick was appointed Vice President, Chief Operating Officer and director of the Company in April 1999. Prior to joining TransGlobe in April 1999 Mr. Herrick was President, Chief Executive Officer and member of the board of Moiibus Resource Corporation, which was acquired by TransGlobe in April 1999. Mr. Herrick is a professional engineer with more than 30 years of oil and gas experience. Prior to Moiibus, Mr. Herrick was with Ranger Oil Limited, serving in a variety of technical and management/executive positions including Vice President, Canadian Production from 1993 onward. Prior thereto, he was a petroleum engineer with Rupertsland Resources Ltd. and a production evaluations engineer with Hudson's Bay Oil & Gas Ltd. (1975 to 1981).

Erwin L. Noyes

Mr. Noyes was initially engaged by the Company as a consultant to assess its Yemen concessions and to assist with related negotiations. He has served as a director since October 1995. Mr. Noyes was acting President November 8, 1996 to December 4, 1996, Vice President, Operations of the Company (on a part-time basis) from November 8, 1996 to April 26, 1999 and Vice President, International Operations from April 26, 1999 to his retirement on July 31, 2000. Mr. Noyes brings to the Company over 30 years of oil and gas exploration and production experience in both domestic and international operations; including as General Manager in the Republic of Yemen for Canadian Occidental Petroleum Ltd., now Nexen Inc., during which time he managed that company's oil exploration program, as a self-employed consultant, and with several Canadian Occidental affiliates, as Production Manager in Calgary and as Gas Operations Manager for Canada Cities Service, responsible for all gas production/processing, pipeline and facilities construction.

Geoffrey C. Chase, P.Eng.

Mr. Chase joined TransGlobe's board of directors in August 2000. He brings over 35 years of oil and gas operations experience to the Company. Prior to taking early retirement, Mr. Chase worked for Ranger Oil Limited for 28 years in numerous positions, overseeing both domestic and international operations. In his most recent position with Ranger Oil Limited, he was Senior Vice President, Business Development, responsible for identifying, assessing and negotiating international petroleum development opportunities. In addition to his duties at Ranger, Mr. Chase also served on the board of Direct Energy Marketing Ltd., a private gas marketing company, and was Chairman of its board from 1990 to 1994.

Fred J. Dyment, CA

Mr. Dyment joined TransGlobe's board of directors in February 2004. He brings a wealth of industry experience and contacts to the Company's board. Mr. Dyment is a Chartered Accountant with 30 years of experience in the oil and gas industry. He previously served as President and Chief Executive Officer of Maxx Petroleum Company (2000-2001). From 1978-2000 he worked for Ranger Oil Limited holding positions of increasing responsibility as Controller, Vice President Finance, President and Chief Executive Officer. Mr. Dyment also holds board positions with several private and public corporations.

Gary S. Guidry, P.Eng.

Mr. Guidry joined TransGlobe's board of directors in October, 2009. He brings over 30 years of experience in the oil and gas industry to TransGlobe. He is President and CEO of a new subsidiary company of Sprott Resource Corp. that will focus on international development projects. Prior to this appointment, Mr. Guidry served as CEO of Tanganyika Oil Company Ltd; as President and CEO of Calpine Natural Gas Trust; Senior Vice President and subsequently President of Alberta Energy Company International, an entity now part of EnCana Corporation; and President and General Manager of Canadian Occidental Petroleum’s (now Nexen Inc.) Nigerian operations. He has directed E&P operations in Yemen, Syria and Egypt and has worked for oil and gas companies in the U.S., Venezuela, Argentina and Oman. Mr. Guidry is a petroleum engineer and a member of APEGGA.

Cease-Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director of the Company has, within the last ten years prior to the date of this document, been a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity, (i) was the subject of a cease-trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease-trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

In addition, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, to serve as auditors of the Company until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration as such. Deloitte & Touche LLP have served as independent auditors for the Company since October 15, 1999.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Company.

Approval of Unallocated Options Pursuant to the Share Option Plan of the Company

                         The Company has a share option plan (the "Plan"), which is described under the heading "Stock Options" below.

                         When stock options ("Options") have been granted pursuant to the Plan, Common Shares that are reserved for issuance under an outstanding Option are referred to as allocated Options. The Company has additional Common Shares that may be issued under the Plan, but as they are not subject to current Option grants, they are referred to as unallocated Options.

                         Since May 9, 2007, the date of the Company's last Plan was approved at the shareholders' meeting, the following activity in the Plan has taken place:

Balance outstanding on May 9, 2007	2,276,000	3.5%
Options granted	5,597,300	8.6%
Options exercised	(402,100)	0.6%
Options cancelled	(2,083,300)	3.2%
Balance Outstanding on March 25, 2010	5,387,900	8.2%

                         As at March 25, 2010, the Company had Options to purchase 5,387,900 Common Shares (equal to approximately 8% of our outstanding Common Shares) outstanding under the Plan, leaving unallocated Options to purchase an aggregate of 1,156,764 Common Shares (equal to approximately 2% of our outstanding Common Shares) available for future grants based on the number of outstanding Common Shares as that date.

                         Section 613(a) of the TSX Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders. As the Plan is considered to be a security based compensation arrangement and as the maximum number of Common Shares issuable pursuant to our Plan is not a fixed number and instead is equal to 10% of the outstanding Common Shares, approval is being sought at this meeting to approve the grant of unallocated Options under the Plan. If approval is obtained at the meeting the Company will not be required to seek further approval of the grant of unallocated Options under the Plan until May 9, 2013.

                         If approval is not obtained at the meeting, Options, which have not been allocated as of May 11, 2010 and Options which are outstanding as of May 11, 2010 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of Options under the Plan. Previously allocated Options will continue to be unaffected by the approval or disapproval of the resolution. If approval is not obtained at the Meeting, the Company will consider putting in place an alternative form of security based compensation plan for its directors, officers, employees and consultants.

                         The Board has unanimously approved, subject to regulatory and shareholder approval the grant of unallocated Options under the Plan.

                         At the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve the grant of unallocated Options as follows:

"BE IT RESOLVED, as an ordinary resolution of TransGlobe Energy Corporation (the "Company") that:

1.	all unallocated options issuable pursuant to the Plan are approved and authorized until May 9, 2013; and

2.

any one officer or director of the Company be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution.

                         In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by shareholders who vote in person or by proxy at the Meeting on such resolution.

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the foregoing resolution ratifying and approving the foregoing resolutions.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of TransGlobe is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director, senior officer, or any one who has held office as such since the commencement of the last completed fiscal year of the Company, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, other than the election of directors, except as set forth in this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value. As at the date hereof, there are 65,446,639 Common Shares issued and outstanding.

To the best of the Company's knowledge and based on existing information, as at the date hereof, there are no persons who own, controlled or directed, of record or beneficially, directly or indirectly, more than 10% of the outstanding Common Shares other than at March 25, 2010, Montrusco Bolton Investments Inc. of Montreal, on behalf of its clients, has direct and/or indirect control over 9,665,710 Common Shares, representing 14.8% of all the issued and outstanding shares of TransGlobe.

STATEMENT OF EXECUTIVE COMPENSATION

Role and Composition of the Compensation Committee

TransGlobe's executive compensation program is administered by the compensation committee (the "Compensation Committee") of the board of directors. The Compensation Committee's mandate includes reviewing and making recommendations to the board in respect of compensation matters relating to the Company's executive officers and directors, including the "named executive officers" which are identified in the "Summary Compensation Table" below. The duties and responsibilities of the Compensation Committee are further described in this Information Circular under the heading "Corporate Governance Disclosure - Compensation". During the year ended December 31, 2009, the Compensation Committee was comprised of Messrs. Robert A. Halpin, Erwin L. Noyes and Fred J. Dyment and Gary S. Guidry effective November 3, 2009. All these directors are "independent" for the purposes of National Instrument 58-201 - Corporate Governance Guidelines.

Compensation Discussion and Analysis

Introduction

TransGlobe's compensation program is based on a "pay-for-performance" philosophy which supports the Company's commitment to delivering continuous strong performance for its Shareholders. The Compensation Committee sets specific performance objectives that tie to the Company's annual strategic plan in assessing the performance of the executive officers. The Company's compensation policies are founded on the principle that compensation should be aligned with Shareholders' interests, while also recognizing that TransGlobe's corporate performance is dependant on retaining highly trained, experienced and committed directors, executive officers and employees who have the necessary skill sets, education, experience and personal qualities required to manage the Company's business. TransGlobe's program also recognizes that the various components of compensation must be sufficiently flexible to adapt to unexpected developments in the oil and gas industry and the impact of internal and market-related occurrences from time to time.

Executive Compensation Principles

The main objectives of TransGlobe's executive compensation program are to attract, recruit and retain individuals of high caliber to serve as officers of the Company, to motivate them in order to achieve the Company's strategic objectives, and to align the interests of executive officers with the long-term interests of the Company's Shareholders and enhancement in share value. In approaching these key objectives, the Compensation Committee recognizes that a "pay-for-performance" philosophy should be applied in compensation-related decisions and that such objectives are designed to promote the Company's continued growth in production, reserves, funds from operations and earnings on an absolute and per-share basis.

The performance of the Company, the Chief Executive Officer and other executive officers is reviewed annually by the Compensation Committee to set executive compensation packages. The factors considered by the Compensation Committee in assessing the performance of the Company and its executive officers are: (a) production growth; (b) overall oil and natural gas reserves growth; (c) recycle ratio; (d) the annual change in operating costs per barrel of oil in the context of the overall market; (e) the annual change in general and administrative costs per barrel; (f) increase in funds flow from operations per share; (g) increase in total funds flow; and (h) increase in earnings per share. The performance of all of the above factors is ranked against the Company's internal targets. Total shareholder return ("TSR") is also ranked relative to the share price performance of the Company's industry peer group. TransGlobe tracks an industry peer group which consists of 19 junior international oil and gas development and exploration companies with daily production ranging between 1,000 and 40,000 barrels of oil equivalent ("Boe").

The companies that comprise TransGlobe's peer group currently include:

Antrim Energy Inc.	Candax Energy Inc.	Etrion Corporation
Bankers Petroleum Ltd.	Canoro Resources Ltd.	Petrolifera Petroleum Ltd.
Calvalley Petroleum Inc.	Gran Tierra Energy Inc.	Petrominerales Ltd.
Canacol Energy Ltd.	Mart Resources Inc.	Stratic Energy Corporation
Cirrus Energy Corporation	Niko Resources Ltd.	Winstar Resources Ltd.
Coastal Energy Company	Pacific Rubiales Energy Corp.
Canadian Superior Energy Inc.	Pan Orient Energy Corp.

These companies have been chosen as TranGlobe’s peer group as they are Canadian companies, operating in foreign jurisdictions and have a similar production profile.

Executive officer compensation consists of three principal components: (a) base salary; (b) annual performance-ranked variable-rate compensation ("PRVR Compensation"); and (c) participation in long-term incentive compensation programs. The aggregate value of these principal components and related benefits is used as a basis for assessing the overall competiveness of TransGlobe's executive compensation package with the industry peer group. TransGlobe does not have a retirement plan. Overall compensation is designed to recognize this deficiency as compared to other companies. Each element of TransGlobe's executive compensation program is described below.

Elements of TransGlobe's Executive Compensation Program

Base Salaries

The base salary component is intended to provide a fixed level of competitive pay that reflects each executive officer's primary duties and responsibilities. It also provides a base amount from which PRVR compensation is calculated. The Company intends to pay base salaries to its executive officers, including the Chief Executive Officer, that are competitive with those of comparable companies in the oil and gas industry. The Compensation Committee determines the base salaries of the Company's officers based on an annual industry compensation survey by Towers Perrin and an in-house survey of the public information available from the peer group companies.

TransGlobe's officers' 2009 pay levels were set in line with forecasted 2010 base salary increases from Towers Perrin information. Factors considered in determining which companies to include in the peer company list are total revenue, total assets, free cash flow, total level of capital expenditures, number of employees and production levels.

Annual Performance-Ranked Variable-Rate Compensation

The Compensation Committee reviews the Company's overall performance relative to the internal growth targets and the share price performance of TransGlobe relative to peer companies in order to determine whether an annual PRVR Compensation is warranted. The PRVR Compensation element of the executive compensation program is designed to reward both corporate and individual performance against targets for the last completed financial year. Corporate performance against targets is weighted at 80% to 90% of the PRVR Compensation, reflecting the alignment of executive compensation to overall corporate performance. The amount of PRVR Compensation paid is set pursuant to a formula that compares annual corporate performance in respect of the Company's targets on a variety of operational and financial factors and the Company's share price performance relative to its peer group. Each of the corporate performance measures and each individual's job performance result in a weighted multiplication factor which is applied to a pre-determined percentage of the executive's annual salary. The resulting amount represents the PRVR Compensation for the individual for that year.

Minimum growth rates must be achieved before any PRVR Compensation can be calculated. If the Company achieves less than 5% growth over the prior year in funds flow from operations, production or reserves, those factors will rank at zero for that year. Conversely, PRVR Compensation is capped at the maximum award if production, reserves or funds flow from operations growth exceeds 25% year-over-year. Three key corporate measures are applied to determining the executive officers' annual PRVR Compensation:

1.

Financial results (30% maximum weighting): the 2009 target was a 15% increase in funds flow per share, a 15% increase in total funds flow and a 15% increase in earnings per share. A weighting of 0% was calculated for the 2009 financial results portion of corporate performance.

2.

Operational effectiveness (40% maximum weighting): the 2009 targets were a 15% increase in reserves and in production rates, a recycle ratio of 1.5 or higher and operating costs per Boe and general and administrative cost per Boe increases of no more than 6%. The overall weighting for 2009 operational effectiveness was 35%.

3.

Total shareholder return ("TSR") (30% maximum weighting): a comparison with the share price performance of 19 peer companies, all of which are international oil and gas development and exploration companies with between 1,000 and 40,000 barrels of oil equivalent per day of production was carried out. TransGlobe's TSR needs to have a positive increase year over year and exceed the average of the peer group by 100% in order to receive the maximum 30% inclusion in the calculation of PRVR Compensation. In 2009 TransGlobe had a positive increase year over year in its share price, however, it did not meet or exceed the average of the peer group, accordingly, the TSR inclusion in the calculation of PRVR for 2009 was 3%.

The total corporate performance multiplier for 2009, as calculated from the three key measures above, was 38%. This percentage was then applied to the potential PRVR Compensation for each executive for the corporate portion of performance measurement. A personal component was also assessed. The net result for 2009 is disclosed below in the Summary Compensation Table.

The same principles were applied to the senior level staff and other employees, although with a greater emphasis on the assessment of the personal component. In this way the achievement of corporate performance becomes part of the overall corporate culture within TransGlobe.

Long-Term Incentive Compensation – Stock Options

Individual options ("Options") are granted under the Company's share option plan (the "Option Plan") to directors, officers, employees, contractors and other service providers and are intended to align executive, employee, contractors, service provider and shareholder interests by creating a direct link between compensation and shareholder return. Options are awarded at initial employment and at the discretion of the Compensation Committee based on each individual's position and level of responsibility. Participation in the Option Plan rewards long-term TSR, as measured through the price of the Company's Common Shares. In addition, the Option Plan enables executives to develop and maintain a significant ownership position in the Company. See "Incentive Plans – Share Option Plan".

Summary

The Company's compensation policies have allowed the Company to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee and the board of TransGlobe will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of the Company.

Performance Graph

The following graph illustrates TransGlobe's five-year cumulative shareholder return, as measured by the closing price of the Common Shares at the end of each financial year, assuming an initial investment of C$100 on December 31, 2004, compared with the S&P/TSX Composite Index and the S&P TSX Capped Energy Index, assuming the reinvestment of dividends where applicable.

	2004/12	2005/12	2006/12	2007/12	2008/12	2009/12
TransGlobe Energy Corporation	100	96	94	81	47	57
S&P/TSX Composite Index	100	122	140	150	97	127
S&P/TSX Capped Energy Index	100	160	162	175	108	148

TransGlobe is a rapidly growing junior international oil and gas development and exploration company that over the five years depicted in the charts above has increased its daily production from 3,800 Boepd to 8,980 Bopd. Executive compensation, including annual PRVR Compensation, increased commensurate with the growth of the Company over this period, with production and reserves growth being key factors in the calculation of such, as outlined above. The comparison of TransGlobe's share price performance from 2004 to 2009 with the broad indices is not indicative of the Company's overall growth. TransGlobe reviews share price performance against 19 peer companies, all of which are international oil and gas exploration and development companies with oil production. TransGlobe's share price did not outperform its peer companies' share price during, 2009 accordingly the TSR portion of PRVR was 3% of a possible 30% in 2009. TransGlobe's long-term incentive compensation (stock option plan) is 100% tied to shareholder return.

Summary Compensation Table

The following table sets forth, for the year ended December 31, 2009 and 2008, information concerning the compensation paid to TransGlobe's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and Chief Operating Officer ("COO") (the only executive officers of the Company) at the end of the year ended December 31, 2009 and whose total compensation was more than C$150,000 (each a "Named Executive Officer" or "NEO" and collectively, the "Named Executive Officers" or "NEOs").

Name and principal position	Year	Salary (US$)(5)	Option- based awards(1) (US$)(5)	Non-equity incentive plan compensation ($)		All other compensation(3)	Total compensation (US$)(5)
				Annual PRVR Compensation (2) (US$)(5)	Long-term incentive plans
Ross Clarkson, President and Chief Executive Officer	2009 2008	265,488 270,593	129,247 460,798	154,991 210,852	n/a n/a	n/a n/a	549,726 942,243
David Ferguson, Vice-President, Finance, Chief Financial Officer and Secretary	2009 2008	193,082 196,795	96,935 332,347	87,566 113,391	n/a n/a	n/a n/a	377,583 642,533
Lloyd Herrick, Vice-President and Chief Operating Officer	2009 2008	231,699 236,154	107,706 400,056	126,095 167,744	n/a n/a	n/a n/a	465,500 803,954

Notes:

(1)

Reflects Options issued under the Option Plan. Based on the grant date fair value of the applicable awards. The fair value of the stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during the year is C$1.23, based on the following assumptions: risk-free interest rate of 2.62%, five year expected life, expected volatility of 44.10%, dividend per share of nil and early exercise factors year one through five of 0%/10%/20%/30%/40%, respectively.

(2)	Reflects the cash amounts awarded to the NEO under the Company's annual PRVR Compensation in respect of the year ended December 31, 2009 but made payable in 2010.

(3)

The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not in the aggregate greater than C$50,000 or 10% of the NEO's total salary for the financial year.

(4)	There were no Share-based awards or Pension contribution made to any of the NEOs in 2009.
(5)

All compensation amounts are paid or awarded in Canadian dollars at prevailing exchange rates at the time of payment. The conversion rates used herein reflect the period average exchange rate for 2009 of C$ 1.1420 for each US$.

Incentive Plans

Share Option Plan

The Company has an Option Plan which permits the granting of options ("Options") to purchase Common Shares to directors, officers, employees, consultants and other service providers ("Optionees") of the Company and its subsidiaries. The Option Plan is intended to afford persons who provide services to TransGlobe an opportunity to obtain an interest in TransGlobe by permitting them to purchase Common Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with TransGlobe. The Option Plan is administered by the board of directors of the Company.

The Option Plan currently limits the number of Common Shares that may be issued on exercise of Options to a number not exceeding 10% of the number of Common Shares which are outstanding from time to time. Options that are cancelled, terminated or expired prior to exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan. As the Option Plan is a "rolling" plan, the issuance of additional Common Shares by the Company or the exercise of Options will also give rise to additional availability under the Option Plan.

The number of Common Shares issuable pursuant to Options granted under the Option Plan or any other security-based compensation arrangements of TransGlobe: (i) to any one Optionee may not exceed 5% of the outstanding Common Shares; (ii) issuable to insiders at any time shall not exceed 10% of the issued and outstanding Common Shares; and (iii) issued to insiders within any one-year period may not exceed 10% of the outstanding Common Shares. In addition, the number of Common Shares issuable at any time pursuant to Options to directors of TransGlobe that are not officers or employees of TransGlobe shall be limited to 2% of the issued and outstanding Common Shares. Options granted under the Option Plan are not assignable.

Options granted pursuant to the Option Plan have a term not exceeding ten years and vest in such manner as determined by the board of directors. In the absence of any specific determination to the contrary by the Committee, Options will vest and be exercisable as to 1/3 on each of the first, second and third anniversaries of the date of grant, subject to acceleration of vesting in the discretion of the Committee. If an Option is set to expire within 10 business days following the end of a Black-Out Period or within any Black-Out Period (as such term is defined in the Option Plan), the expiry date of the Option shall be extended for 10 business days following the end of the Black-Out Period.

The exercise price of the Options granted pursuant to the Option Plan is determined by the Committee at the time of grant, provided that the exercise price shall not be less than the five-day weighted average trading price of the Common Shares on the TSX (or such stock exchange on which the Common Shares may be listed) immediately preceding the date of grant.

In the event that an Optionee ceases to be a director, officer, employee of or service provider to TransGlobe or a subsidiary of TransGlobe for any reason, including without limitation, resignation, dismissal or otherwise but excluding death, the Optionee may, prior to the expiry date of the Options and within 30 days from the date of ceasing to be a director, officer employee or service provider, exercise any Options which are vested within such period, after which time any outstanding Options shall terminate. In the event of death of the Optionee, the Optionee's legal representative may, within six (6) months from the Optionee's death and prior to the expiry date, exercise the Options which are vested within such period, after which time any remaining Options shall terminate.

The Option Plan also provides that optionees have the right to request (the "Request") that the Company purchase each of their vested Options for a price equal to the difference, if positive, between the market price of the Common Shares on the day prior to the date of notice of exercise of the Request and the exercise price of the Option.

The Company has the discretion not to accept any exercise of the Request. In addition, each optionee that exercises the Request may purchase Common Shares with the proceeds of the exercise of the Request at the market price of the Common Shares.

The Option Plan also provides that in the event of an Unsolicited Offer (as such term is defined in the Option Plan) for the Common Shares is made, all unexercised and unvested outstanding Options granted under the Option Plan shall vest and become immediately exercisable in respect of any and all Common Shares for which the holder of Options has not exercised the Options.

The Option Plan further provides for certain anti-dilution provisions which provide that in the event of: (a) of any change in the Common Shares of the Company through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (b) of any stock dividend to holders of Common Shares of the Company (other than such stock dividends issued at the option of shareholders of the Company in lieu of substantially equivalent cash dividends); or (c) that any rights are granted to holders of Common Shares to purchase Common Shares at prices substantially below fair market value; or (d) that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares; then in any such case the Board of Directors of the Company may make such adjustment in the Option Plan and in the Options granted under the Option Plan as the Board of Directors of the Company may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Options, and such adjustments may be included in the Options.

Without the prior approval of the Shareholders of TransGlobe, the board of directors may not (i) make any amendment to the Option Plan to increase the percentage of Common Shares issuable on exercise of outstanding Options at any time, (ii) reduce the exercise price of any outstanding Options, (iii) extend the term of any outstanding Options beyond the original expiry date of such Option, (iv) make any amendment to increase the maximum limit on the number of securities that may be issued to Insiders (as such term is defined in the Option Plan), (v) make any amendment to increase the maximum number of Common Shares issuable on exercise of Options to directors who are not officers or employees of the Company, (vi) make any amendment to the Option Plan that would permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee, or (vii) amend the restrictions on amendments that are provided in the Option Plan. Subject to restrictions set out above, the Committee may amend or discontinue the Option Plan and Options granted thereunder at any time, without shareholder approval, provided that any amendment to the Option Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange. In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee if it adversely alters or impairs any Option previously granted to such Optionee.

The policies of the Toronto Stock Exchange ("TSX") require that the Option Plan be approved every three years by the Shareholders of TransGlobe. The Option Plan was last approved by the Shareholders at the Company's annual and special meeting held on May 9, 2007. At the meeting held on May 9, 2007, the Shareholders of TransGlobe also approved certain "house-keeping" amendments (of a non-material nature) to the Option Plan. The Plan is slated for approval at the Meeting as previously discussed.

Annual Performance-Ranked Variable-Rate Compensation

The Company has established an annual performance-ranked variable-rate compensation plan for its executive officers and employees based and dependant upon, among other things, the performance of both the Company and the individual for the applicable period. The amount of any variable-rate compensation awarded is set in relation to a formula that contains factors related both to the Company's and the individual's performance (see "Annual Performance-Ranked Variable-Rate Compensation").

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The Company did not have any share-based awards outstanding at the end of the most recently completed financial year.

Options are normally recommended by the Company's management, reviewed by the Compensation Committee upon the commencement of employment with the Company based on the level of responsibility within the Company, and if approved by the Compensation Committee, recommended for approval by the board of directors. Additional grants may be made periodically, generally on an annual basis, to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within the Company. In considering additional option grants, the number of Options then held and the value thereof is taken into account in determining Option grants.

The following table sets forth for each NEO all option-based awards outstanding at the end of the year ended December 31, 2009.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(3) (US$)
Ross Clarkson
	66,000	6.03	12/05/10	-
	136,000	4.27	06/08/12	-
	136,000	4.93	05/13/13	-
	228,800	2.78	11/13/13	146,256
	120,000	3.40	08/21/14	11,559
David Ferguson
	66,000	6.03	12/05/10	-
	63,000	4.27	06/08/12	-
	100,800	4.93	05/13/13	-
	159,900	2.78	11/13/13	102,213
	90,000	3.40	08/21/14	8,669
Lloyd Herrick
	66,000	6.03	12/05/10	-
	104,000	4.27	06/08/12	-
	120,000	4.93	05/13/13	-
	195,000	2.78	11/13/13	124,650
	100,000	3.40	08/21/14	9,632

Note:

(1)	Calculated based on the difference between the market price of the Common Shares at December 31, 2009 and the exercise price of the Options.
(2)	There were no Share-based awards made to any NEO in 2009.

(3)

All compensation amounts are paid or awarded in Canadian dollars at prevailing exchange rates at the time of payment. The conversion rates used herein reflect the period average exchange rate for 2009 of C$ 1.1420 for each US$.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each NEO, the value of option-based awards which vested during the year ended December 31, 2009 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2009. The Company does not have any share-based awards.

Name	Option-based awards – Value vested during the year(1) (4) (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)(4)
Ross Clarkson	72,794	154,991
David Ferguson	50,873	87,566
Lloyd Herrick	62,040	126,095

Notes:

(1)

Aggregate dollar value of the Common Shares that would have been realized if the Options had been exercised on the vesting date and calculated based on the difference between the market price of the Common Shares underlying the Option on the vesting date and the exercise price of the Options.

(2)	Reflects the annual performance-ranked variable-rate compensation earned by the NEO in respect of the last completed financial year.
(3)	There were no Share-based awards made to any NEO in 2009.
(4)

All compensation amounts are paid or awarded in Canadian dollars at prevailing exchange rates at the time of payment. The conversion rates used herein reflect the period average exchange rate for 2009 of C$ 1.1420 for each US$.

Pension Plan Benefits

The Company does not have a pension plan or similar benefit program.

Termination and Change of Control Benefits

Mr. Ross Clarkson was appointed President and Chief Executive Officer of the Company on December 4, 1996, which appointment will continue unless terminated as provided in his employment contract. Pursuant to Mr. Clarkson's employment contract effective February 14, 2008 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he receives a monthly salary of C$26,024 (US$24,866 converted at year end exchange rate) effective January 1, 2010. Mr. Clarkson is entitled to annual performance-based variable-rate compensation in such amount as may be determined by the Compensation Committee.

Mr. Lloyd Herrick was appointed Vice-President and Chief Operating Officer of the Company on April 28, 1999, which appointment will continue unless terminated as provided in his employment contract. Pursuant to Mr. Herrick's employment contract effective February 14, 2008 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he receives a monthly salary of C$22,712 (US$21,701 converted at year end exchange rate) effective January 1, 2010. Mr. Herrick is entitled to annual performance-based variable-rate compensation in such amount as may be determined by the Compensation Committee.

Mr. David Ferguson was appointed Vice-President, Finance, Chief Financial Officer and Secretary of the Company on June 1, 2001, which appointment will continue unless terminated as provided in his employment contract. Pursuant to Mr. Ferguson's employment contract effective February 14, 2008 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he received a monthly salary of C$18,926 (US$18,084 converted at year end exchange rate) effective January 1, 2010. Mr. Ferguson is entitled to annual performance-based variable-rate compensation in such amount as may be determined by the Compensation Committee.

Each of the employment contracts may be terminated by the executive officer on 60 days' written notice. In addition, if there is a change of control (as defined in the contract) of the Company, Messrs. Clarkson, Herrick, and Ferguson may, within 90 days after that event, elect to terminate the contract and his employment, and the Company will pay to him a retirement allowance in an amount equal to 24 months of his then current salary, the sum total of the PRVR Compensation of the two financial years completed immediately preceding the termination date of employment and an amount of 10% of the above amount in lieu of benefits. If the executive officer should die during the term of the contract, the Company is required to pay his estate an amount equal to six months of his then current salary. The employment contracts also provide for the customary medical, dental and life insurance benefits and vacation entitlement.

Director Compensation

The Company periodically grants to its directors incentive stock options to purchase Common Shares (see "Report on Executive Compensation - Incentive Stock Options").

The Compensation Committee determines the level of director compensation based on an annual industry compensation survey by Towers Perrin and an in-house survey of the public information available from the peer group companies.

In fiscal 2009, the board of directors paid outside directors US$30,648 for the year and the Chairman of the board US$43,783 for the year; any member of a committee (all of TransGlobe's board committees are composed entirely of outside directors) was entitled to an additional US$2,627 per year except for members of the audit committee who will receive an additional US$3,503 per year; the audit committee chair was entitled to an additional US$10,508 per year; and other committee chairs were entitled to an additional US$5,254 per year. During 2009, this payment was made quarterly on March 31, June 30, September 30 and December 31.

TransGlobe does not pay any meeting fees to its board members.

Directors' Summary Compensation Table

The following table sets forth for the year ended December 31, 2009, information concerning the compensation paid to our directors other than directors who are also Named Executive Officers. All fees earned are based on the compensation schedule for the Company's independent directors, which schedule is reviewed annually by the full board of directors. Options are awarded based on the principles outlined above under "Long-Term Incentive Compensation – Stock Options".

Name	Fees earned (US$)	Share- based awards (US$)	Option- based awards(1) (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Robert A. Halpin(2)	55,166	n/a	-	n/a	n/a	-	55,166
Erwin L. Noyes(3)	41,156	n/a	66,200	n/a	n/a	-	107,356
Geoffrey C. Chase(4)	42,031	n/a	33,100	n/a	n/a	-	75,131
Fred J. Dyment(5)	46,410	n/a	44,133	n/a	n/a	-	90,543
Gary S. Guidry(6)	9,851	n/a	132,399	n/a	n/a	-	142,250

Notes:

(1)

Reflects Options issued under TransGlobe's Option Plan. Based on the grant date fair value of the applicable awards. The fair value of the stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during the year is C$1.26, based on the following assumptions: risk-free interest rate of 2.59%, five year expected life, expected volatility of 44.03%, dividend per share of nil and early exercise factors year one through five of 0%/10%/20%30%/40%, respectively.

(2)

The breakdown of Mr. Halpin's compensation is as follows: US$43,783 board chairman's fee; US$5,254 compensation committee chair fee; US$3,503 audit committee membership fee; and US$2,627 reserves committee membership fee.

(3)

The breakdown of Mr. Noyes' compensation is as follows: US$30,648 director's fee; US$5,254 governance and nominating committee chair fee; US$2,627 compensation committee fee; and US$2,627 reserves committee membership fee.

(4)

The breakdown of Mr. Chase's compensation is as follows: US$30,648 director's fee; US$5,254 reserves committee chair fee; US$3,503 audit committee membership fee; and US$2,627 governance and nominating committee membership fee.

(5)

The breakdown of Mr. Dyment's compensation is as follows: US$30,648 director's fee; US$10,508 audit committee chair fee; US$2,627 compensation committee membership fee; and US$2,627 governance and nominating committee membership fee.

(6)

The breakdown of Mr. Guidry's pro-rated compensation is as follows: US$7,662 director's fee; US$657 reserves committee membership fee; US$876 audit committee membership fee; and US$657 compensation committee membership fee.

(7)

All compensation amounts are paid or awarded in Canadian dollars at prevailing exchange rates at the time of payment. The conversion rates used herein reflect the period average exchange rate for 2009 of C$ 1.1420 for each US$.

Directors' Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of our directors other than directors who are also NEOs, all option-based awards outstanding at the end of the year ended December 31, 2009. Options are awarded to the Company's independent directors to ensure alignment with Shareholders, in recognition of the board members' stewardship and to ensure they are retained and continue to add value based on their extensive experience and in-depth knowledge of the international oil and gas business. The Company does not have any outstanding share-based awards.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(1) (US$)
Robert A. Halpin
	54,000	6.03	12/05/10	-
	18,900	4.27	06/08/12	-
	21,000	4.93	05/13/13	-
	58,000	2.78	11/13/13	37,075
Erwin L. Noyes
	54,000	6.03	12/05/10	-
	16,500	4.27	06/08/12	-
	18,000	4.93	05/13/13	-
	74,400	2.78	11/13/13	47,559
	60,000	3.40	08/21/14	5,779
Geoffrey C. Chase
	54,000	6.03	12/05/10	-
	16,500	4.27	06/08/12	-
	18,000	4.93	05/13/13	-
	59,400	2.78	11/13/13	37,970
	30,000	3.40	08/21/14	2,890

Fred J. Dyment
	54,000	6.03	12/05/10	-
	18,000	4.27	06/08/12	-
	20,100	4.93	05/13/13	-
	66,000	2.78	11/13/13	42,189
	40,000	3.40	08/21/14	3,853
Gary S. Guidry
	120,000	3.77	10/05/14	-

Notes:

(1)	Calculated based on the difference between the market price of the Common Shares underlying the Options at December 31, 2009 and the exercise price of the Options.
(2)	There were no Share-based awards made to any director in 2009.

Directors' Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of our directors other than directors who are also NEOs, the value of option-based awards which vested during the year ended December 31, 2009 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2009. The Company does not have any share-based awards.

Name	Option-based awards – Value vested during the year(1)(3) (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Robert A. Halpin	27,680	n/a
Erwin L. Noyes	23,671	n/a
Geoffrey C. Chase	18,898	n/a
Fred J. Dyment	20,998	n/a
Gary S. Guidry	-	n/a

Note:

(1)

Aggregate dollar value of the Common Shares that would have been realized if the Options had been exercised on the vesting date and calculated based on the difference between the market price of the Common Shares underlying the Options on the vesting date and the exercise price of the Options on the vesting date.

(2)	There were no Share-based awards made to any director in 2009.
(3)

All compensation amounts are paid or awarded in Canadian dollars at prevailing exchange rates at the time of payment. The conversion rates used herein reflect the period average exchange rate for 2009 of C$ 1.1420 for each US$.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (1)	5,477,900	C$4.12	1,061,964
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	5,477,900	C$4.12	1,061,964

Note:

(1)	The Company's Option Plan authorizes the issuance of Options entitling the holders to acquire, in the aggregate, up to 10% of its Common Shares from time to time. See "Share Option Plan".

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Company is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure") and is attached hereto as Schedule "A".

Set out below is a description of the Company's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

Board of Directors

The board of directors is comprised of the following seven individuals: Ross G. Clarkson, President and Chief Executive Officer of the Company; Lloyd W. Herrick, Vice President and Chief Operating Officer of the Company; Geoffrey C. Chase; Fred J. Dyment; Gary S. Guidry; Robert A. Halpin, Chairman of the Company; and Erwin L. Noyes.

Disclose the identity of directors who are independent.

Multilateral Instrument 52-110 ("MI 52-110") of the Canadian Securities Administrators provides that a member is "independent" if the member has no direct or indirect material relationship with the issuer - a "material relationship" being one which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgment. MI 52-110 also specifically prescribes certain relationships that are considered to be material.

Based on the foregoing, the board of directors of TransGlobe has determined that the following individuals are independent within the meaning of MI 52-110:

Robert A. Halpin	–	Independent director
Erwin L. Noyes	–	Independent director
Geoffrey C. Chase	–	Independent director
Fred J. Dyment	–	Independent director
Gary S. Guidry	–	Independent director

The board of directors of TransGlobe has determined that the following individuals are not independent based on the guidelines set forth in MI 52-110:

Ross G. Clarkson	–	Not independent, President and Chief Executive Officer of TransGlobe
Lloyd W. Herrick	–	Not independent, Vice President and Chief Operating Officer of TransGlobe

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of the members of the board of directors of TransGlobe are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following director is presently a director of other issuers that are reporting issuers (or the equivalent):

Name	Name of Reporting Issuer	Position

Fred J. Dyment	ARC Energy Trust	Director
	Tesco Corporation	Director
	WesternZagros Resources Ltd.	Executive Chairman
Gary S. Guidry	Africa Oil Corp.	Director
	ShaMaran Petroleum Corp.	Director
	Orion Oil & Gas Corporation	Director

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors of TransGlobe hold meetings at which non-independent directors and members of management are not in attendance, as required, and in conjunction with the regularly scheduled meeting of the board of directors of TransGlobe. Five such meetings were held since the beginning of the Company's most recently completed financial year. The audit committee also meets regularly without any non-independent directors present; four such meetings were held.

The governance and nominating committee has the responsibility to take initiatives to ensure that the board of directors can function independently of management, including, without limitation, recommending to the board of directors mechanisms, including the appointment of a committee of directors independent of management, to allow directors who are independent of management an opportunity to discuss the Company's affairs in the absence of management.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the board is Mr. Halpin who is the President and owner of Halpin Energy Resources Limited and a retired petroleum engineer. The Chairman of the board is an independent director with the primary role of managing the board and ensuring the board is organized properly and functions effectively to meet its obligations and responsibilities. In addition, the Chairman of the Board works with the Chief Executive Officer of the Company to ensure effective relations with board members, Shareholders, other stakeholders and the public. Interaction with all senior officers is required of the Chairman of the board, but not expected to be frequent with the exception of the Corporate Secretary, with whom the board Chairman will work with on all board affairs, including communications.

The board of directors has developed terms of reference for the Chairman of the board, and they include the following general duties and responsibilities:

  managing the board and ensuring that the board is organized properly and functions effectively to meet its obligations and responsibilities;

  working with the Chief Executive Officer to ensure management strategies, plans and performance are appropriately represented to the board;

  working with the Chief Executive Officer to ensure effective relations with board members, Shareholders, other stakeholders and the public;

  working with the Corporate Secretary on all board affairs, including communications; and

  maintaining relations with Shareholders, other stakeholders and the public.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The attendance record for each director of TransGlobe during the most recently completed financial year is as follows:

  Robert A. Halpin attended 10 out of 10 meetings, 7 in person, 3 via telephone;

  Ross G. Clarkson attended 10 out of 10 meetings, in person;

  Lloyd W. Herrick attended 10 out of 10 meeting, in person;

  Erwin L. Noyes attended 9 out of 10 meetings, 7 in person, 2 via telephone;

  Geoffrey C. Chase attended 10 out of 10 meetings, 7 in person, 3 via telephone;

  Fred J. Dyment attended 10 out of 10 meetings, 7 in person, 3 via telephone; and

  Gary S. Guidry attended 1 out of 10 meetings via telephone. He joined October 5, 2009 and there was only 1 meeting held subsequent to that date.

Committee attendance (independent directors only)

Governance and
		Compensation	Nominating	Reserves
Name	Audit Committee	Committee	Committee	Committee

Robert A. Halpin	5 of 5 in person	2 of 2 in person	N/A	5 of 5 in person

Erwin L. Noyes	N/A	2 of 2 in person	2 of 2 in person	4 of 4 in person

Geoffrey C. Chase	5 of 5 in person	N/A	2 of 2 in person	4 of 4 in person

Fred J. Dyment	4 of 5 in person, 1 of 5 via telephone	2 of 2 in person,	2 of 2 in person	N/A

Gary S. Guidry(1)	N/A	N/A	N/A	N/A

Note:

(1)	Gary S. Guidry was appointed to the Audit Committee, Compensation Committee and Reserves Committee on November 3, 2009, subsequent to the respective meetings held in 2009.

Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Company has a Charter of Board of Directors Governance, which is attached as Schedule "A" hereto.

Responsibilities and duties of the board of directors, which are more fully outlined in the Charter of Board of Directors Governance, include the following:

  review and adopt the Company's strategic business plan, corporate objectives, financial plans and budgets and review against corporate performance;

  identify and review the business risks of the Company and ensure that systems are in place to monitor and manage such risks;

  approve the hiring of senior officers and monitor the performance of senior officers; and

  ensure the Company maintains appropriate internal controls and management information systems.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board has developed written position descriptions or terms of reference for the Chair of the board, the Chair of each committee of the board (which include terms of reference for the Chair for each of the audit committee, the governance and nominating committee, the compensation committee, and the reserves committee) and for individual directors. The board has also developed charters for each committee of the board.

The terms of reference for the Chair of the audit committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Chief Financial Officer to ensure effective relations with committee members; and

  maintaining ongoing communications with the Chief Financial Officer and the Company's external auditors.

The terms of reference for the Chair of the governance and nominating committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Corporate Secretary and Chief Financial Officer to ensure effective relations with committee members;

  maintaining on-going communications with the Corporate Secretary and Chief Financial Officer;

  overseeing management's formulation of and compliance with corporate governance policies and procedures; and

  preparing the Company's public disclosure relating to its corporate governance policies and procedures, and generally relating to compliance with corporate governance related legal and regulatory requirements.

The terms of reference for the Chair of the reserves committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Vice President and Chief Operating Officer;

  working with the corporation's independent petroleum consultants, including ongoing communications; and

  leading the committee in overseeing the work of the Company's reserve data management team and the independent petroleum consultants.

The terms of reference for the Chair of the compensation committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Chief Executive Officer to ensure effective relations with committee members;

  working with the Company's independent compensation consultants;

  maintaining on-going communications with the Chief Executive Officer; and

  leading the committee in overseeing management's formulation of human resource and compensation policies and procedures.

The terms of reference for individual directors establish a number of standards for directors, including the following:

  fulfilling legal requirements of directors, including a comprehensive understanding of the statutory and fiduciary roles;

  preparing for each meeting and maintain an excellent attendance record;

  participating fully and frankly in the deliberations and discussions of the board;

  participating on committees and understanding the process of committee work; and

  being generally knowledgeable about the business of the Company and its industry as well as the regulatory, legislative, business, social and political environments within which the Company operates.

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and the Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

The Chief Executive Officer's primary responsibilities include the following:

  providing overall leadership and vision in developing, in concert with the board of directors, the Company's strategic direction;

  providing overall leadership (including recommendations for appointment of, and changes to, executive and other officers) and vision in developing the tactics and business plans necessary to realize the Company's objectives;

  managing the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the board, and financial and operational objectives are attained; and

  managing the overall business to act with a view to the best interests of the Company, growing value and maximizing return to Shareholders.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)	the role of the board, its committees and its directors; and

(ii)	the nature and operation of the issuer's business.

The governance and nominating committee is responsible for the orientation and education of new recruits to the board of directors. New directors are provided with the opportunity to meet with management, tour properties and receive reports relating to the Company's business and affairs. The Company also pays for the cost of relevant courses for the directors.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company pays for the cost of relevant courses for the directors. Both Messrs. Ross Clarkson and Lloyd Herrick graduated from the Institute of Corporate Directors during 2008 and received certification.

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)         disclose how a person or company may obtain a copy of the code;

(ii)       describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)      provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has adopted a Corporate Code of Conduct which is applicable to the Company, its employees and contractors. A copy of the Corporate Code of Conduct has been posted to SEDAR at www.sedar.com and to EDGAR at www.sec.gov. The Company has also developed a specific Code of Conduct for its directors and officers.

The Corporate Code of Conduct for the Company is intended to guide employees' and contractors' activities to enhance value and to minimize situations where a conflict of interest could arise and where harm to the Company and its employees could occur. The Code of Conduct addresses responsibilities and values, insider trading, business relationships, entertainment, gifts and favours, compliance and monitoring. Adherence to the policy is monitored by management through routine supervisory practices and an annual Code of Conduct disclosure and sign-off process. When an investigation results in a finding that the Code of Conduct has been breached, the employee or contractor who has breached the Code of Conduct may, depending upon the seriousness of the breach, be subject to discipline up to and including termination of employment.

The Code of Conduct for Directors and Officers provides generally that each individual being considered for nomination as a director must disclose to the governance and nominating Committee all interest in relationships of which the director is aware at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a director, there is a positive onus on the director to make disclosure of the same to the Corporate Secretary or the board Chair. Each director is also required by the Code to report any known or suspected breach of the Code to the board Chair, and is annually required to review, sign and deliver to the board Chair an executed copy of the Code.

TransGlobe has not experienced any known conduct of a director or executive officer that constitutes a departure from the Code requiring the filing of a material change report since the beginning of the Company's most recently completed financial year.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Pursuant to the Company's Code of Conduct and Conflict of Interest Guidelines for Directors and Officers, all directors have agreed to the following guidelines respecting conflicts of interest:

  directors shall avoid situations that may result in a conflict or perceived conflict between their personal interests and the interest of the Company and situations where their actions as directors are influenced or perceived to be influenced by their personal interests;

  each director must at all times comply fully with applicable law and should avoid any situation which could be perceived as improper, unethical or indicative of a casual attitude towards compliance with the law;

  no director may hold a significant financial interest, either directly or through a relative or associate, or hold or accept a position as an officer or director in an organization in a relationship with the Company, where, by virtue of his or her position with the Company, the director could in any way benefit the other organization by influencing the purchasing, selling or other decisions of the Company, unless that interest has been fully disclosed in writing to the board; and

  a "significant financial interest" in this context is any interest substantial enough that decisions of the Company could result in gain for the director.

In addition, each individual being considered for nomination as a director of the Company must disclose to the governance and nominating committee all interests and relationships of which the director is aware of at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a director, the individual shall make immediate disclosure of all relevant facts to the Corporate Secretary or the board Chair.

Last, in accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a party to a material contract or material transaction, are required to disclose the nature and extent of their interest and are not permitted to vote on any resolution to approve the contract or transaction.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The board provides leadership, supervision and support for the employees of the Company to uphold the principles articulated in the Code of Conduct.

Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination.

The nominees for directors are initially considered and recommended by the governance and nominating committee of the board, approved by the entire board and appointed by the Company.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The board's governance and nominating committee is presently comprised entirely of independent directors, the members of the committee being Messrs. Noyes, Chase, Dyment and Halpin.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The board has a governance and nominating committee with roles and duties which include the following:

  identify, review the qualifications of, and recommend to the board of directors possible nominees for the board of directors;

  assess directors on an ongoing basis and oversee the effective functioning of the board of directors, including the orientation and education of new recruits to the board of directors;

  assess the board's committee structure on an ongoing basis and recommend changes where appropriate;

  oversee the relationship between management and the board of directors and to recommend improvements to such relationship;

  review the size and composition of the board of directors and committee structure;

  review the appropriateness of the terms of the mandate and responsibilities of the board of directors and the charters, mandates and responsibilities of each of the committees;

  review the compensation of the directors; and

  undertake such other initiatives as are needed to assist the board of directors in providing efficient and effective corporate governance for the benefit of Shareholders.

Compensation

Describe the process by which the board determines the compensation for the issuer's directors and officers.

The compensation committee has the responsibility to assist the board in establishing and reviewing compensation arrangements for the Company's executive officers. The governance and nominating committee, as discussed above, reviews and recommends the compensation for directors.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Company has a compensation committee comprised of three members, Messrs. Guidry, Noyes and Dyment, all of whom are independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Subject to the powers and duties of the board, the compensation committee is required under its charter to perform the following duties:

  review and recommend corporate goals and objectives relative to the compensation of the Company's executive officers;

  determine the salary and benefits of the executive officers, subject to the terms of existing contractual arrangements;

  review terms of new executive officer contracts, amendments or renewal of existing executive officer contracts and make recommendations for approval of contracts to the board of directors;

  review the compensation of the directors in light of time commitments, competitive fees, risks and responsibilities and make recommendations for approval of directors' fees to the board of directors,

  based on recommendations of the Chief Executive Officer, determine the general compensation structure and policies and programs for the Company such that the Company is able to award, attract and hold key personnel;

  administer the Company's stock option plan and determine its use, from time to time, as a form of incentive compensation for service providers;

  determine and recommend any other incentives/compensation plans from time to time;

  review and make recommendations to the board of directors on issues that arise in relation to any employment contract in force from time to time;

  review and approve severance arrangements for executive officers; and

  annually review this charter and propose amendments to be ratified by a simple majority of the board of directors.

The committee, upon the approval of the board of directors, may engage independent services for the provision of appropriate industry compensation data and trends.

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Since the beginning of the Company's most recently completed financial year, the Company participated in an energy industry compensation survey administered by Towers Perrin. This data was used as a benchmark to assist the compensation committee in establishing the executive officers' compensation for fiscal 2009, along with other data as outlined in the "Statement of Executive Compensation" section of this Information Circular.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the committees set out above, the board of directors has established a reserves committee to assist the board in monitoring the integrity of the oil and gas reserves of the Company, compliance by the Company with legal and regulatory requirements related to reserves, qualifications, independence and performance of the Company's independent reserve evaluators, and the performance of the Company's procedures for providing information to the independent reserve evaluators. The reserves committee is comprised of three members, Messrs. Chase, Halpin Noyes and Guidry (effective November 3, 2009), all of whom are independent directors.

The charter for the reserves committee includes the following responsibilities:

  reporting committee actions to the board of directors with such recommendations as the committee may deem appropriate,

  providing a report of management and directors on oil and gas disclosure for the Company's annual information circular as prescribed in Form 51-101F3 of National Instrument 51-101;

  annually engage the independent reserve evaluators and evaluate the performance of the independent reserve evaluators;

  ensuring no restrictions are placed by management on the scope of the reserve evaluators' review and examination of the Company's information;

  ensuring that no officer, director or employee attempts to fraudulently influence, coerce, manipulate or mislead any evaluator engaged in the preparation of the Company's oil and gas reserves statements; and

  reviewing process and results in relation to the completion of the reserve evaluations.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The governance and nominating committee evaluates regularly the effectiveness and contribution of the board, the board Chair and the chair of each committee and the effectiveness and contribution of individual directors, having regard for the mandate of the board and position descriptions, attendance at board and committee meetings, overall contribution and, in the case of individual directors, the competencies and skills the individual director is expected to bring to the board. The board has adopted an annual board questionnaire to assist in the assessment of the functioning of the board of directors as a whole, and through an annual self-assessment which are all submitted to the governance and nominating committee Chair. The results of the board questionnaires are summarized and reviewed with the whole board. Also, all independent board members confirm their continued independence annually by completing a corresponding questionnaire.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as contained herein, there were no other material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

OTHER MATTERS COMING BEFORE THE BOARD

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the notice of meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ANNUAL INFORMATION FORM

A copy of the Company's Annual Information Form, filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions and the U.S. Securities and Exchange Commission, may also be obtained without charge by writing to the Company at the address listed below, or from SEDAR, the Canadian electronic securities filing system, at www.sedar.com or EDGAR at www.sec.gov.

ADDITIONAL INFORMATION

Additional information respecting the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information respecting the Company is provided in the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year. Securityholders can access this information on SEDAR and EDGAR at www.sec.gov or by request to the Corporate Secretary of the Company at the following address:

TransGlobe Energy Corporation
Suite 2500, 605-5th Avenue SW
Calgary, Alberta
T2P 3H5

Phone: (403) 264-9888
Facsimile: (403) 264-9898

SCHEDULE "A"

CHARTER OF BOARD OF DIRECTOR GOVERNANCE

TransGlobe's Charter of Director Governance outlines the specific roles and duties of the Company's directors.

GENERAL BOARD RESPONSIBILITIES

It is the responsibility of the board of directors to diligently oversee the direction and management of the Company while adhering to the highest ethical standards. Specific responsibilities are as follows:

Strategic Planning & Budgets

Meet at least annually in a strategy session to review and adopt the Company's strategic business plan.

Review and adopt the Company's corporate objectives, financial plans and budgets.

Review corporate performance against strategic plans, corporate objectives, financial plans and budgets.

Risk Management

Identify and review the business risks of the Company and ensure that systems are in place to monitor and manage such risks.

Ensure that the risks are appropriate, thoroughly understood and studied and are in line with achieving the Company's corporate goals.

Communication Review

Review annually the Company's Corporate Disclosure Policy and ensure that it is being followed.

Executive Personnel

Approve the hiring of senior officers.

Establish, and review annually, job descriptions for executive officers.

Monitor and measure senior officers' performances.

Ensure all executive officers have current employment, non-competition and confidentiality agreements.

Review major Company organizational and staffing issues.

Succession planning for the CEO and other key officers.

Systems Integrity

Ensure that the Company maintains appropriate internal controls and management information systems.

Ensure that the Company, its executives and employees conduct themselves in an ethical manner and in compliance with laws, regulations, audit and accounting principles and the Company's own governing policies.

Ensure that the board of directors has free and full access to management regarding all matters of compliance and performance.

Ensure that the Company has adopted a code of ethics for the company's principal executive officer, senior financial officers and all employees. Review the Company code of ethics annually and approve amendments by a simple majority of the Board of Directors.

Material Transactions

Review and approve any material transactions outside of the corporate budget, including but not limited to long term contracts, licenses or obligations which will outlive an individual's relationship with the Company.

Whistleblower Mechanism

Adopt and review annually a mechanism through which employees and others can directly and anonymously contact the Board with concerns about conduct which the employee reasonably believes constitutes fraud or some other violation of law. The mechanism must include procedures for responding to, and keeping of records of, any such expressions of concern.

BOARD STRUCTURE AND FUNCTION

Composition of the Board of Directors

Ensure that the majority of Directors are "independent" as defined by the Company's governing regulatory bodies.

Annual Disclosure of Directors

Publicly disclose conclusions as to the independence of the directors as defined by the Company's governing regulatory bodies.

Nominating and Assessing Directors

Appoint a Governance and Nominating Committee to nominate new board members as required and assess current directors' performances.

Review promptly the continued Board membership of any director whose employment or professional status has materially changed.

Position of Chairman of the Board

Ensure the Chairman of the board is an independent director.

Board Evaluation

Review and assess its own performance in fulfilling its duties outlined in this charter and any other duties charged to the Board, including the performance of individual directors.

Examination of Size of Board

Annually review the size of the Board and the impact of that size on the effectiveness of the Board.

Consider whether it is appropriate to reduce or increase the size of the Board.

Compensation of Directors

Annually review the adequacy and form of all compensation paid directors.

Consider that compensation should reflect responsibilities and risk.

Composition of Board Committees

Consider that board committees should generally consist of outside directors.

Ensure that the directors on all committees be independent and unrelated directors.

Review the independence of all directors with respect to various regulatory requirements and ability to serve on any Committee.

Governance and Nominating Committee

Assign general responsibility for governance to the Governance and Nominating Committee.

General Board to review annually the Governance and Nominating Committee Charter and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.

Ensure proper orientation for new directors.

Audit Committee

Assign general responsibility to the Audit Committee to oversee (1) the integrity of the Company's financial statements and its financial reporting and disclosure practices, (2) the soundness of the Company's systems of internal controls regarding finance and accounting compliance, and (3) the appointment, compensation, independence and performance of the Company's auditors.

Ensure that all committee members are independent.

General Board to review the Audit Committee Charter annually and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.

Nominate a Financial Expert to the Board of Directors and appoint to the Audit Committee.

Reserves Committee

Assign general responsibility to the Reserves Committee to oversee (1) the integrity of the oil and gas reserves of the Company, (2) compliance by the Company with legal and regulatory requirements related to reserves, and (3) qualifications, independence and performance of the Company's independent reserves evaluators, and performance of the Company's procedures for providing information to the independent reserves evaluator.

General board to review the Reserves Committee Charter annually and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.

Compensation Committee

Assign general responsibility for senior executive compensation to the Compensation Committee, including a review of compensation and performance in relation to Corporate Objectives.

Produce annually a report on executive compensation for inclusion in Company's annual management information circular.

General board to review the Compensation Committee Charter annually and, when necessary, suggest changes to its Charter, to be endorsed by the entire board.

Review annually the Company's incentive stock option plan.

Approve all grants under the Company's incentive stock option plan.

Outside Advisors for Directors

Ensure that individual directors are permitted to engage outside advisors at the Company's expense.

General

Perform such other functions as prescribed by law and in the Company's By-laws.

Amendments to Charter of Director Governance and Expectations

Annually review this Charter and propose amendments to be ratified by a simple majority of the Board of Directors.